551 Fifth Avenue • Suite 300
New York, NY 10176
Telephone: 212-297-9852
Facsimile: 800-689-7064
Joseph Yospe
SVP- Corporate Controller and
Chief Accounting Officer

December 16, 2009
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Jessica Barberich, Assistant Chief Accountant

Re:	ABM Industries Incorporated
Form 10-K as of October 31, 2008
Filed on December 22, 2008
File No. 001-08929
Ladies and Gentlemen:
In connection with the staff’s letter dated December 3, 2009, relating to the above-captioned Form 10-K, this will confirm my conversation today with Ms. Jaime John of the Division of Corporate Finance that we have agreed that ABM Industries will advise the staff by December 31, 2009 as to our expected timing for responding to the staff comments set forth in such letter.
Please contact the undersigned at (212) 297- 9852 with any questions concerning the foregoing. The undersigned’s facsimile number is (800) 689- 7064.
Very truly yours,
/s/ Joe Yospe
Joe Yospe
SVP- Corporate Controller and
Chief Accounting Officer